

April 2, 2015

Paul A. Chrisco
Chief Financial Officer
Community Bank Shares of Indiana, Inc.
101 West Spring Street
New Albany, Indiana 47150

> **Re: Community Bank Shares of Indiana Inc.**
> **Registration Statement on Form S-3**
> **Filed March 23, 2015**
> **File No. 333-202928**

Dear Mr. Chrisco:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

The Selling Shareholders

II. Selling Shareholders who are Directors or Affiliates of Directors of the Company or of Your Community Bank, page 17

1. We note the statement in the last paragraph of this section that five selling shareholders "may be deemed" to be affiliates of a broker-dealer. Please revise to disclose for each such selling shareholder whether at the time of the purchase of the securities to be resold, the shareholder purchased in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. As to each selling shareholder for whom this representation and disclosure cannot be made, revise to identify such selling shareholder as an underwriter.

Paul A. Chrisco
Community Bank Shares of Indiana, Inc.
April 2, 2015
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Attorney-Advisor